82-5008

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 [redacted] ...ทัด กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OF[redacted] ...ngrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน ... Tel : (6632) 691403 (Auto 9 Lines)
PLANT ... ...nan 77140 Thailand Fax : (6632) 691416, 691421
http:// ww...

ISO 9001
ISO 14001
TIS 18001

05012561

SUPPL

Our Ref: November 11, 2005

Re : Submission of reviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiaries for the quarter ended September 30, 2005 and explanation of difference in result of operation for the quarter ended September 30, 2005 and 2004

Attn : The President
The Stock Exchange of Thailand

SEC MAIL RECEIVED PROCESSING NOV 14 2005 WASH. D.C. 703 SECTION

We, Sahaviriya Steel Industries Public Company Limited, hereby submit your explanation of the causes of difference between the result of business operation for the quarter ended September 30, 2005 and 2004 as follows:

1) The company realized 9,489.7 million Baht revenue from sale of hot rolled coils lower than 9,609.3 million Baht revenue during the same period in 2004. The company also recorded 191.5 million Baht sales of steel scrap compared with 68.4 million Baht during the same period of last year. The company and subsidiaries registered a gross loss from sales and service of 215.0 million Baht (which included 596.8 million Baht and 327.4 million Baht of the company's provision for diminution in value of raw materials and finished goods respectively) compared with 1,353.1 million Baht gross profit from sales and service during the same period in 2004.

   The company and subsidiaries recorded 158.4 million Baht in other revenue (which included 143.0 million Baht gain from foreign exchange), while during the same period in 2004 the company recorded 27.2 million Baht in other revenue (which included 3.4 million Baht gain from foreign exchange).

2) Selling and administrative expenses (excluding interest expenses) of the company and subsidiaries amounted to 286.0 million Baht, compared with 116.3 million Baht during the same period of last year.

PROCESSED
NOV 16 2005
THOMSON FINANCIAL

3) The subsidiary recorded a reversal of provision for doubtful accounts in the amount of 10.8 million Baht, compared with a reversal of provision for doubtful of the company and subsidiaries in the amount of 17.2 million Baht during the same period of last year.

4) The company and subsidiaries registered 331.8 million Baht loss before interest expenses and corporate income tax, compared with profit before interest expenses and corporate income tax of 1,281.3 million Baht during the same period in 2004.

5) Interest expenses on short-term and long-term loan totaled 281.6 million Baht (consisting of 279.3 million Baht and 2.3 million Baht interest of the company and subsidiaries, respectively), compared with 100.8 million Baht interest expenses during the same period in 2004 (consisting of 97.3 million Baht and 3.5 million Baht interest of the company and subsidiaries, respectively).

dlw 11/16

6) Subsidiaries recorded accrued corporate income tax in the amount of 16.5 million Baht, compared with 9.8 million Baht during the same period in 2004.

7) The company and subsidiaries recorded loss before minority interest of 630.0 million Baht, compared with 1,170.6 million Baht gain before minority interest during the same period in 2004.

8) After minority interest, the company and subsidiries realized a net loss of 657.0 million Baht, compared with a net profit of 1,143.2 million Baht during the same period of last year.

From the above factors, the company's business operation in the quarter ended September 30, 2005 resulted in a net loss compared with a net gain during the same period in 2004 higher than 20 percent.

For your consideration.

Yours faithfully,

-Signature- -Signature-

Mr. Win Viriyaprapaikit
Authorized Director

Mr. Kamol Juntima
Authorized Director

SAHAVIRIYA STEEL INDUSTRIES
PUBLIC COMPANY LIMITED

Interim Financial Statements

Quarter and nine-month period ended
September 30, 2005

Deloitte

Deloitte Touche Tohmatsu
Jaiyos Co., Ltd.
Rajanakarn Bldg. 25th Fl.,
183 South Sathorn Road,
Yannawa, Sathorn,
Bangkok 10120, Thailand

Tel : 66 (0) 2676 5700
Fax: 66 (0) 2676 5757
www.deloitte.com

REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

We have reviewed the consolidated balance sheet of Sahaviriya Steel Industries Public Company Limited and its subsidiaries and the balance sheet of Sahaviriya Steel Industries Public Company Limited as at September 30, 2005 and the related consolidated and Company's statements of income for the quarters and nine-month periods ended September 30, 2005 and 2004 and the related consolidated and Company's statements of changes in shareholders' equity and cash flows for the nine-month periods ended September 30, 2005 and 2004. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provided less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and Company's financial statements as described in the first paragraph are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated and Company's financial statements of Sahaviriya Steel Industries Public Company Limited for the year ended December 31, 2004, and expressed an unqualified opinion in our report dated January 31, 2005. The consolidated and Company's balance sheets as at December 31, 2004, presented herein for comparison, have been derived from such financial statements which we have audited and reported on. We have not performed any other audit procedures subsequent to such report date.

Thanawan Anuratbodee
Certified Public Accountant (Thailand)
Registration No. 3440
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
October 28, 2005

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT SEPTMBER 30, 2005 AND DECEMBER 31, 2004

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at September 30, 2005	As at December 31, 2004	As at September 30, 2005	As at December 31, 2004
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	287,586	602,098	125,916	465,017
Current investments (Note 4)	1,000	-	-	-
Trade accounts and notes receivable				
Related parties (Note 17.3)	2,383,675	1,445,468	2,373,021	1,410,256
Others	2,068,545	1,635,659	2,065,573	1,626,806
	4,452,220	3,081,127	4,438,594	3,037,062
Less Allowance for doubtful accounts (Note 18)	(283,809)	(393,888)	(283,809)	(393,888)
Trade accounts and notes receivable - net	4,168,411	2,687,239	4,154,785	2,643,174
Short-term loans and advances to related parties (Note 17.2)	4,353	5,106	4,483	5,138
Inventories (Note 5)	28,974,034	11,826,746	29,074,792	11,846,063
Other current assets				
Advance payments	73,098	420,117	70,901	421,305
Refundable value-added-tax	1,012,754	224,900	1,011,166	223,793
Other receivables	1,563	1,219	1,855	1,362
Prepaid expenses	40,246	13,327	37,902	12,178
Others	33,297	115,284	22,109	104,055
Total Current Assets	34,596,342	15,896,036	34,503,909	15,722,085
NON-CURRENT ASSETS				
Investments using the equity method (Note 17.1)	-	-	959,102	876,140
Other long-term investments (Note 17.1)	561,621	561,621	561,621	561,621
Deposit at bank used as collateral	16,200	16,200	-	-
Property, plant and equipment - net (Note 6)	20,961,485	20,010,840	18,509,642	17,853,302
Intangible assets (Note 7)	4,511	3,920	3,751	3,096
Other non-current assets (Note 8)	13,203	37,113	6,252	5,942
Total Non-Current Assets	21,557,020	20,629,694	20,040,368	19,300,101
TOTAL ASSETS	56,153,362	36,525,730	54,544,277	35,022,186

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT SEPTMBER 30, 2005 AND DECEMBER 31, 2004

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at September 30, 2005	As at December 31, 2004	As at September 30, 2005	As at December 31, 2004
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank overdrafts and short-term loans from financial institutions (Note 9)				
Short-term loans	4,393,602	-	4,393,602	-
Trade finance loans	16,049,184	766,758	16,049,184	766,758
Trade accounts and notes payable	4,448,987	2,886,498	4,537,951	2,891,902
Current portion of long-term loans (Note 10)	782,000	805,253	608,000	588,000
Current portion of debentures (Note 11)	720,000	720,000	720,000	720,000
Current portion of liabilities under hire-purchase agreements	6,129	1,879	109	263
Other current liabilities				
Accrued expenses	329,680	196,704	314,131	237,284
Others	261,648	1,076,136	158,090	931,858
Total Current Liabilities	26,991,230	6,453,228	26,781,067	6,136,065
NON-CURRENT LIABILITIES				
Long-term loans (Note 10)	7,191,117	7,453,830	6,604,000	7,012,000
Debentures (Note 11)	1,810,000	2,530,000	1,810,000	2,530,000
Other non-current liabilities				
Liabilities under hire-purchase agreements	902	1,692	-	44
Total Non-Current Liabilities	9,002,019	9,985,522	8,414,000	9,542,044
TOTAL LIABILITIES	35,993,249	16,438,750	35,195,067	15,678,109

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT SEPTMBER 30, 2005 AND DECEMBER 31, 2004

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at September 30, 2005	As at December 31, 2004	As at September 30, 2005	As at December 31, 2004
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Authorized share capital				
13,101,500,000 ordinary shares of Baht 1.00 each	13,101,500	13,101,500	13,101,500	13,101,500
Issued and paid-up share capital				
13,101,280,000 ordinary shares of Baht 1.00 each, fully paid	13,101,280	13,101,280	13,101,280	13,101,280
ADDITIONAL (DISCOUNT ON) PAID-IN CAPITAL				
Discount on ordinary share capital	(2,171,280)	(2,171,280)	(2,171,280)	(2,171,280)
Unrealized increment per assets appraisal (Note 6.2)	5,303,567	5,536,601	5,303,567	5,536,601
RETAINED EARNINGS				
Appropriated				
Legal reserve (Note 12)	256,966	209,380	256,966	209,380
Unappropriated	2,858,677	2,668,096	2,858,677	2,668,096
TOTAL COMPANY SHAREHOLDERS' EQUITY	19,349,210	19,344,077	19,349,210	19,344,077
MINORITY INTEREST	810,903	742,903	-	-
TOTAL SHAREHOLDERS' EQUITY	20,160,113	20,086,980	19,349,210	19,344,077
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	56,153,362	36,525,730	54,544,277	35,022,186

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED SEPTEMBER 30, 2005 AND 2004

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
REVENUES				
Revenues from the sales of goods	9,681,316	9,678,833	9,681,215	9,677,696
Revenues from the rendering of services	66,413	49,201	-	-
Other income				
Gain on exchange	142,990	3,401	142,990	4,254
Others	15,372	23,818	16,403	23,319
Share of profit from investment using the equity method	-	-	27,608	30,577
Total Revenues	9,906,091	9,755,253	9,868,216	9,735,846
EXPENSES				
Cost of the sales of goods (Note 14)	9,891,695	8,311,037	9,978,827	8,397,127
Cost of the rendering of services	71,045	63,884	-	-
Selling and administrative expenses	236,950	113,205	219,091	102,377
Doubtful account (recovered/reversal)	(10,819)	(17,228)	-	(6,207)
Loss on disposal and obsolescence of spare parts and consumable goods	20,881	-	20,881	-
Other expenses				
Loss on disposal of equipment	25,792	1,237	25,649	1,202
Others	5	828	-	-
Directors' remuneration	2,324	1,010	1,526	870
Total Expenses	10,237,873	8,473,973	10,245,974	8,495,369

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED SEPTEMBER 30, 2005 AND 2004

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2005	2004	2005	2004
INCOME (LOSS) BEFORE INTEREST					
AND INCOME TAX EXPENSES		(331,782)	1,281,280	(377,758)	1,240,477
INTEREST EXPENSE		281,577	100,818	279,255	97,282
INCOME TAX EXPENSE		16,546	9,819	-	-
INCOME (LOSS) AFTER TAX		(629,905)	1,170,643	(657,013)	1,143,195
NET INCOME OF MINORITY INTEREST		(27,108)	(27,448)	-	-
NET INCOME (LOSS)		(657,013)	1,143,195	(657,013)	1,143,195
EARNINGS (LOSS) PER SHARE					
(Restated for 2004, see Note 15)	BAHT	(0.05)	0.09	(0.05)	0.09
WEIGHTED AVERAGE NUMBER					
OF ORDINARY SHARES					
(Restated for 2004, see Note 15)	'000 SHARES	13,101,280	13,101,280	13,101,280	13,101,280

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2005	**2004**	**2005**	**2004**
REVENUES				
Revenues from the sales of goods	28,979,249	26,294,102	28,978,648	26,291,359
Revenues from the rendering of services	239,081	170,023	-	-
Other income				
Gain on exchange	38,797	-	38,797	1,649
Others	71,558	55,405	72,503	55,658
Share of profit from investment				
using the equity method	-	-	89,335	95,643
Total Revenues	29,328,685	26,519,530	29,179,283	26,444,309
EXPENSES				
Cost of the sales of goods (Note 14)	26,724,574	21,253,737	26,991,390	21,518,100
Cost of the rendering of services	201,971	200,812	-	-
Selling and administrative expenses	711,208	359,309	618,456	322,722
Doubtful account (recovered/reversal)	(20,646)	(28,249)	-	(6,207)
Loss on disposal of spare parts				
and consumable goods	20,881	-	20,881	-
Other expenses				
Loss on exchange	-	392	-	-
Loss on disposal of equipment	26,688	161,207	26,506	160,988
Others	571	2,388	567	1,533
Directors' remuneration	11,122	5,650	9,046	5,190
Total Expenses	27,676,369	21,955,246	27,666,846	22,002,326

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2005	2004	2005	2004
INCOME BEFORE INTEREST					
AND INCOME TAX EXPENSES		1,652,316	4,564,284	1,512,437	4,441,983
INTEREST EXPENSE		626,694	316,780	619,630	304,454
INCOME TAX EXPENSE		58,692	25,195	-	-
INCOME AFTER TAX		966,930	4,222,309	892,807	4,137,529
NET INCOME OF MINORITY INTEREST		(74,123)	(84,780)	-	-
NET INCOME		892,807	4,137,529	892,807	4,137,529
EARNINGS PER SHARE					
(Restated for 2004, see Note 15)	BAHT	0.07	0.32	0.07	0.32
WEIGHTED AVERAGE NUMBER					
OF ORDINARY SHARES					
(Restated for 2004, see Note 15)	'000 SHARES	13,101,280	13,101,280	13,101,280	13,101,280

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

"UNAUDITED"

BAHT : '000

	Issued and Paid-up Ordinary Share Capital	Discount on Ordinary Share Capital	Unrealized Increment per Assets Appraisal	Retained Earnings (Deficit)		Minority Interest	Total
				Appropriated Legal Reserve	Unappropriated		
Beginning balance, January 1, 2004	13,101,280	(2,171,280)	5,984,283	-	(1,145,590)	641,454	16,410,147
Amortization	-	-	(309,176)	-	-	(6,210)	(315,386)
Net income	-	-	-	-	4,137,529	-	4,137,529
Minority interest increase (decrease)	-	-	(6,210)	-	-	84,780	78,570
Ending balance, September 30, 2004	13,101,280	(2,171,280)	5,668,897	-	2,991,939	720,024	20,310,860
Beginning balance, January 1, 2005	13,101,280	(2,171,280)	5,536,601	209,380	2,668,096	742,903	20,086,980
Amortization	-	-	(226,911)	-	-	(6,123)	(233,034)
Legal reserve (Note 12)	-	-	-	47,586	(47,586)	-	-
Dividend paid (Note 13)	-	-	-	-	(654,640)	-	(654,640)
Net income	-	-	-	-	892,807	-	892,807
Minority interest increase (decrease)	-	-	(6,123)	-	-	74,123	68,000
Ending balance, September 30, 2005	13,101,280	(2,171,280)	5,303,567	256,966	2,858,677	810,903	20,160,113

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY ONLY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

"UNAUDITED"

BAHT : '000

	Issued and Paid-up Ordinary Share Capital	Discount on Ordinary Share Capital	Unrealized Increment per Assets Appraisal	Retained Earnings (Deficit)		Total
				Appropriated Legal Reserve	Unappropriated	
Beginning balance, January 1, 2004	13,101,280	(2,171,280)	5,984,283	-	(1,145,590)	15,768,693
Amortization	-	-	(315,386)	-	-	(315,386)
Net income	-	-	-	-	4,137,529	4,137,529
Ending balance, September 30, 2004	13,101,280	(2,171,280)	5,668,897	-	2,991,939	19,590,836
Beginning balance, January 1, 2005	13,101,280	(2,171,280)	5,536,601	209,380	2,668,096	19,344,077
Amortization	-	-	(233,034)	-	-	(233,034)
Legal reserve (Note 12)	-	-	-	47,586	(47,586)	-
Dividend paid (Note 13)	-	-	-	-	(654,640)	(654,640)
Net income	-	-	-	-	892,807	892,807
Ending balance, September 30, 2005	13,101,280	(2,171,280)	5,303,567	256,966	2,858,677	19,349,210

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	892,807	4,137,529	892,807	4,137,529
Items to reconcile net income to				
net cash flows from (used in) operations :				
Doubtful accounts (Reversal)	(22,042)	(28,249)	-	(6,207)
Depreciation	442,164	449,167	386,179	383,237
Amortization	357	11	293	-
Withholding income tax written off	567	-	567	-
Non-refundable input value-added-tax	25,606	-	-	-
Loss on obsolete raw materials	6,065	-	6,065	-
Loss on diminution in value of raw materials	596,800	-	596,800	-
Loss on diminution in value of finished goods	327,400	-	327,400	-
Loss on diminution in value of spare parts				
and consumable goods (Reversal)	(1,134)	(6,373)	(1,134)	(6,373)
Additional (deduction) of interest on debt restructuring	(1,064)	(1,530)	-	-
Realized gain on exchange	(152)	(1,159)	(152)	(1,159)
Unrealized gain on exchange	(23,326)	(19,331)	(23,326)	(19,331)
Gain on sales of property, plant and equipment	(2,041)	(1,213)	(2,460)	(1,172)
Loss on disposal of equipment	26,688	161,207	26,506	160,988
Loss on disposal of spare parts and consumable goods	20,881	-	20,881	-
Gain on redemption of debentures before maturity	-	(5,853)	-	(5,853)
Share of profit from investments using				
the equity method	-	-	(89,335)	(95,643)
Minority interest	74,123	84,780	-	-
Net income from operations before				
changes in operating assets and liabilities	2,363,699	4,768,986	2,141,091	4,546,016

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating assets (increase) decrease				
Trade accounts and notes receivable - related parties	(938,207)	551,997	(962,765)	546,619
Trade accounts and notes receivable - others	(556,931)	(203,159)	(562,814)	(202,567)
Inventories	(18,097,300)	163,853	(18,178,740)	169,497
Advances to related parties	(4,247)	(53)	(4,345)	(70)
Advance payments	347,019	(396,986)	350,404	(398,512)
Refundable value-added-tax	(787,854)	(53,559)	(787,373)	(55,746)
Other receivables	21,697	22,039	(493)	(11)
Prepaid expenses	(26,919)	(8,797)	(25,724)	(8,479)
Other current assets - others	51,377	(1,871)	51,336	(5,178)
Other non-current assets	23,200	27,644	(310)	6,958
Operating liabilities increase (decrease)				
Trade accounts and notes payable	1,627,137	774,573	1,710,698	808,771
Accrued expenses	132,976	(50,591)	76,847	(47,266)
Other current liabilities - others	(811,284)	269,800	(770,566)	293,110
Net cash provided by (used in) operating activities	(16,655,637)	5,863,876	(16,962,754)	5,653,142
CASH FLOWS FROM INVESTING ACTIVITIES				
Cash paid for current investments	(1,000)	(2,861,010)	-	(2,878,505)
Cash paid for purchases of property, plant and equipment	(1,655,617)	(1,452,364)	(1,295,855)	(1,237,093)
Cash paid for intangible assets	(948)	-	(948)	-
Proceeds from sales of property, plant and equipment	2,219	1,583	2,630	1,543
Proceeds from short-term loans to related parties	7,000	3,000	7,000	3,000
Short-term loans to related parties	(2,000)	(5,000)	(2,000)	(5,000)
Net cash used in investing activities	(1,650,346)	(4,313,791)	(1,289,173)	(4,116,055)

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
CASH FLOWS FROM FINANCING ACTIVITIES				
Short-term loans increase (decrease)	4,393,602	(290,000)	4,393,602	(290,000)
Trade finance loans increase	15,282,062	434,805	15,282,062	434,805
Cash repayment of long-term loans	(489,402)	(151,267)	(388,000)	-
Proceeds from long-term loans	204,500	1,320,000	-	1,200,000
Cash paid for early redemption of debentures	-	(744,147)	-	(744,147)
Cash paid for redemption of debentures	(720,000)	-	(720,000)	-
Cash repayment for early redemption of long-term liabilities under hire-purchase agreements	(1,451)	(5,867)	(198)	(5,679)
Cash repayment of liability for purchase of land	(23,200)	(3,000)	-	-
Cash paid for dividend	(654,640)	-	(654,640)	-
Net cash provided by financing activities	17,991,471	560,524	17,912,826	594,979
Net increase (decrease) in cash and cash equivalents	(314,512)	2,110,609	(339,101)	2,132,066
Cash and cash equivalents as at January 1	602,098	108,399	465,017	47,049
Cash and cash equivalents as at September 30	287,586	2,219,008	125,916	2,179,115
Supplemental cash flow information:				
Cash paid for interest	662,758	378,547	642,085	359,392
Non-cash transactions:				
Vehicles acquired under hire-purchase agreements	-	1,012	-	-
Transfer of long-term loans to current portion	782,000	607,597	608,000	388,000
Transfer of debentures to current portion	720,000	720,000	720,000	720,000
Amortization of unrealized increment per asset appraisal	233,034	218,937	226,660	206,265
Bad debt written off	110,079	-	110,079	-

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE QUARTERS AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004
"UNAUDITED"

1. BUSINESS OPERATIONS OF THE COMPANY AND SUBSIDIARIES

Since 2002, the Government continuously issued various measures regarding the antidumping and countervailing of imported goods with the measures which are still in effect as follows:

1. On May 22, 2003, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce, by Sections 7, 49, 51, 53, 57 and 73 (1) of the Antidumping and Countervailing Act B.E. 2542, issued the announcement that the Committee had an ultimate judgement on May 16, 2003 that there were a dumping and a damage from the dumping of coil and non-coil hot rolled steel originated from 14 countries according to Section 19 (1) of the Antidumping and Countervailing Act B.E. 2542, thus the antidumping duties are imposed which minimum and maximum rates are in the range between 3.45% to 128.11% of CIF value for the period of 5 years from May 22, 2003, except the imported hot rolled steel for re-export.

2. On July 11, 2003, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce issued the announcement approving the exemption of antidumping duties for coil and non-coil hot rolled steel imported for cold-rolling and further processing for downstream users and assigned the Department of Foreign Trade to monitor the import under the pre-determined volume for the period of 5 years from July 21, 2003 to May 26, 2008.

3. On March 11, 2004, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce issued the announcement approving the antidumping duties for coil and non-coil hot rolled steel originated from 14 countries at zero% of CIF for the period of 6 months from March 19, 2004 to September 18, 2004. At present, the antidumping duties are imposed at the rates as stated in item 1 above.

2. BASIS FOR PREPARATION OF THE CONSOLIDATED AND COMPANY'S FINANCIAL STATEMENTS

2.1 The interim consolidated and Company's financial statements have been prepared in accordance with the regulations of The Stock Exchange of Thailand dated January 22, 2001, regarding the basis, conditions and procedures for the preparation of financial statements and reports for the financial position and results of operations of listed companies B.E. 2544, and in accordance with accounting standards which is related to interim financial statements and practices generally accepted in Thailand.

The brief particulars in the financial statements are shown in accordance with the Notification of the Department of Commercial Registration (presently the Department of Business Development) dated September 14, 2001 regarding "The Brief Particulars in the Financial Statements B.E. 2544".

2.2 The results of operations for the nine-month period ended September 30, 2005 are not necessarily indicative of the operating results anticipated for the full year.

2.3 The consolidated and Company's balance sheets as at December 31, 2004, presented herein for comparison, have been derived from the financial statements of the Company for the year then ended which have been audited.

.../2

2.4 Certain financial information which is normally included in the annual financial statements prepared in accordance with generally accepted accounting principles, but which is not required for interim reporting purposes, has been omitted. Therefore, the interim financial statements should be read in conjunction with the financial statements and notes thereto included in the audited financial statements for the year ended December 31, 2004.

2.5 The consolidated financial statements include the accounts of the Company, Prachuap Port Company Limited and West Coast Engineering Company Limited of which the Company has a holding of 51% and 99.99%, respectively, after eliminating inter-company transactions and balances.

2.6 Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. The actual results may differ from those estimates.

2.7 Additional information regarding related party transactions have been disclosed in Note 17 to the interim financial statements for the quarter and nine-month period ended September 30, 2005, and such additional information has also been disclosed in the interim financial statements for the quarter and nine-month period ended September 30, 2004 to conform to the disclosure in the current period's interim financial statements.

3. SIGNIFICANT ACCOUNTING POLICIES

The Company uses the same accounting policies and calculation method in these interim financial statements as those used in the financial statements for 2004.

4. CURRENT INVESTMENTS

Current investments consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
	Baht'000	Baht'000	Baht'000	Baht'000
Fixed deposit for 1 year	1,000	-	-	-
	1,000	-	-	-

5. INVENTORIES

Inventories consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited" September 30, 2005 Baht'000	December 31, 2004 Baht'000	"Unaudited" September 30, 2005 Baht'000	December 31, 2004 Baht'000
Finished goods	7,193,525	4,033,778	7,265,756	4,050,161
Raw materials	13,789,062	3,940,163	13,826,694	3,952,960
Spare parts and consumable goods	1,149,628	1,018,596	1,140,523	1,008,733
Goods in transit	8,024,404	3,093,728	8,024,404	3,093,728
	30,156,619	12,086,265	30,257,377	12,105,582
Less Provision for diminution in value of finished goods	(327,400)	-	(327,400)	-
Provision for diminution in value of raw materials	(596,800)	-	(596,800)	-
Provision for diminution in value of spare parts and consumable goods	(258,385)	(259,519)	(258,385)	(259,519)
	28,974,034	11,826,746	29,074,792	11,846,063

As at September 30, 2005 and December 31, 2004, all finished goods and raw materials are pledged as collateral for short-term and long-term loans from financial institutions (see Notes 9 and 10).

6. PROPERTY, PLANT AND EQUIPMENT - NET

6.1 As at September 30, 2005 and December 31, 2004, certain land, buildings and machinery representing approximately 85.54% and 82.56%, respectively of the total net book value of such assets are mortgaged as collateral for bank overdrafts, short-term loans from financial institutions, long-term loans and debentures (see Notes 9, 10 and 11).

As at September 30, 2005 and December 31, 2004, certain land and expanding berth construction of Prachuap Port Company Limited, the subsidiary, with value representing approximately 89% and 88%, respectively, of the total net book value of such assets are mortgaged as collateral for long-term loans (see Note 10).

As at September 30, 2005, land and construction of West Coast Engineering Co., Ltd. are mortgaged as collateral for bank overdrafts and other credit facilities and long-term loan (see Notes 9 and 10).

6.2 In 2002, the Company engaged an independent professional appraiser, American Appraisal (Thailand) Limited, to reappraise the plant facilities for the second time after the first appraisal in 1997. In 2003, Prachuap Port Company Limited engaged such company to reappraise its berth and facilities for the second time after the first appraisal in 1998. The appraisal reports submitted by the appraiser were as of December 11, 2002 and August 28, 2003, respectively.

The results of the second appraisals of the Company and subsidiary were as follows:

		Baht : '000
	The Company only	Subsidiary
Appraisal increment - net		
Land	3,902	3,689
Buildings	241,085	1,919
Machinery	5,365,065	-
Facilities	10,700	126,348

The increment from the appraisal was recorded in the account as unrealized increment per assets appraisal and was included as part of shareholders' equity. The decrease was recorded in the statement of income for the year the revaluation was performed.

The method of appraisal for the value of buildings, machinery, berth and facilities was the depreciated replacement cost to reflect the unexpired service potential of the assets with regard to age and condition.

In addition, the Company and such subsidiary has evaluated the recoverable amounts by using the discounted cash flow method, and have determined that the recoverable amounts to be higher than the appraisal values from such depreciated replacement cost basis.

The Company and such subsidiary have a policy to review and adjust the depreciated appraisal value of assets on a periodic basis.

As at September 30, 2005 and December 31, 2004, the Company, a subsidiary and a related company have recorded unrealized appraisal increment for assets and recognized unrealized increment per assets appraisal in shareholders' equity as follows:

	CONSOLIDATED AND THE COMPANY ONLY "Unaudited" September 30, 2005				
	Land	Building	Machinery	Berth and Facilities	Total
	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Unrealized increment per assets appraisal of :					
The Company	3,902	184,125	4,411,578	7,239	4,606,844
The subsidiary	1,706	464	-	132,932	135,102
The related company	-	-	561,621	-	561,621
	5,608	184,589	4,973,199	140,171	5,303,567

	CONSOLIDATED AND THE COMPANY ONLY December 31, 2004				
	Land	Building	Machinery	Berth and Facilities	Total
	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Unrealized increment per assets appraisal of :					
The Company	3,902	199,493	4,621,270	8,839	4,833,504
The subsidiary	1,706	855	-	138,915	141,476
The related company	-	-	561,621	-	561,621
	5,608	200,348	5,182,891	147,754	5,536,601

6.3 The Company has the assets which are fully depreciated but are still in use as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
	Baht'000	Baht'000	Baht'000	Baht'000
Cost of assets (excluded appraisal increase) before fully depreciated	419,548	418,104	317,830	329,887

6.4 Previously, the Company might be affected by the Supreme Court's verdict to demolish its building and structures, having the book value of Baht 20.8 million, located on the leased land under dispute. Subsequently, on September 29, 2005, the Supreme Court gave a decision to dismiss the case.

6.5 As at September 30, 2005 and December 31, 2004, the Company and subsidiary capitalized interest expenses incurred from loans for the construction projects as part of cost of assets in the amount of Baht 53.8 million and Baht 52.7 million, respectively.

7. INTANGIBLE ASSETS - NET

Intangible assets - net are as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited" September 30, 2005 Baht'000	December 31, 2004 Baht'000	"Unaudited" September 30, 2005 Baht'000	December 31, 2004 Baht'000
Computer Software	3,999	-	3,142	-
Add Purchases during the year	948	3,999	948	3,142
Less Accumulated amortization	(436)	(79)	(339)	(46)
	4,511	3,920	3,751	3,096
Amortization for the period/year	357	79	293	46

8. OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited" September 30, 2005 Baht'000	December 31, 2004 Baht'000	"Unaudited" September 30, 2005 Baht'000	December 31, 2004 Baht'000
Deposits	13,203	37,113	6,252	5,942
Receivable from cancellation of shipbuilding contract	55,545	77,587	-	-
	68,748	114,700	6,252	5,942
Less Allowance for doubtful account - Receivable from cancellation of shipbuilding contract	(55,545)	(77,587)	-	-
	13,203	37,113	6,252	5,942

Receivable from cancellation of shipbuilding contract represented the transaction of Prachuap Port Company Limited which cancelled the shipbuilding contract with the supplier relating to the tugboats. The supplier agreed to return all the money paid of USD 3.81 million or Baht 167.96 million within fifteen installments from July 8, 2002 to March 8, 2007. From 2002 to September 30, 2005, the subsidiary received total repayment of USD 2.55 million or Baht 112.41 million. However, the subsidiary has provided for the allowance for doubtful debt for the remaining amount as at September 30, 2005 and December 31, 2004, due to the uncertainty of the recoverability.

9. BANK OVERDRAFTS AND SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

As at September 30, 2005 and December 31, 2004, the Company has short-term trade financing facilities from financial institutions according to the loan agreement dated September 15, 2003 with a total maximum credit limit of Baht 17,000 million. The trade financing facilities include bank overdraft, letters of credit, trust receipts, promissory notes, bills discounted, packing credits and banks' letters of guarantee.

Subsequently, on October 5, 2005, the existing lenders and the new lenders have increased credit limit from Baht 17,000 million to Baht 27,550 million.

Such short-term loans are secured by the mortgage of land, buildings and machinery (see Note 6.1) and the assignment of insurance proceeds to the lenders including the pledge of raw materials and finished products owned by the Company (see Note 5).

As at September 30, 2005 and December 31, 2004, the Company has unused short-term credit facilities of Baht 3,003 million and Baht 6,218 million, respectively, from the revolving trade financing facilities. Fee and withdrawal terms are in accordance with the long-term loan agreement.

As at September 30, 2005, West Coast Engineering Co., Ltd, a subsidiary, has credit lines from banks for overdrafts and other credit facilities totaling Baht 5 million. Such credit lines are secured by the mortgage of land and construction and are guaranteed by the Company (see Notes 6.1 and 20.6).

10. LONG-TERM LOANS

Long-term loans consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited" September 30, 2005 Baht'000	December 31, 2004 Baht'000	"Unaudited" September 30, 2005 Baht'000	December 31, 2004 Baht'000
Loan repayable semi-annually from March 2005 onwards	5,432,000	5,600,000	5,432,000	5,600,000
Loan repayable semi-annually from June 2005 onwards	800,000	1,000,000	800,000	1,000,000
Loan repayable semi-annually from September 2005 onwards	980,000	1,000,000	980,000	1,000,000
Loan repayable monthly from April 2002 - May 2003 and semi-annually from June 2003 onwards	206,716	308,118	-	-
Loan repayable monthly from January 2006 onwards	506,500	347,000	-	-
Loan repayable 2 times December 2007 onwards	45,000	-	-	-
	7,970,216	8,255,118	7,212,000	7,600,000
Less Current portion	(782,000)	(805,253)	(608,000)	(588,000)
	7,188,216	7,449,865	6,604,000	7,012,000
Add Difference of interest per effective interest rate and interest per debt restructuring agreement	2,901	3,965	-	-
	7,191,117	7,453,830	6,604,000	7,012,000

.../7

The Company and subsidiary have long-term loan agreements as follows:

1. On September 15, 2003, the Company and the lending banks entered into the credit facilities agreement. The details of such loans are as follows:

   1.1 Long-term loans amounting to Baht 8,000 million with the lending banks which consist of convertible debentures of Baht 2,400 million, that were all converted into ordinary shares in December 2003, and long-term loan of Baht 5,600 million with 10 year maturity, interest rates at an average MLR less 1.5% per annum from the agreement date to the third year, at an average MLR less 1% per annum from the third year to the fifth year and at an average MLR less 0.5% per annum from the fifth year onwards, such interest rates must not be less than interest rate of secured debentures (see Note 11) plus 0.75% per annum. The interest is payable quarterly and principal repayment will be increased proportionately and payable semi-annually starting from March 31, 2005.

   During the quarter ended September 30, 2004, the lending banks have reduced interest rates of long-term loans amounting to Baht 5,600 million from average MLR less 1.5% per annum to fixed rate at 3.5% per annum for the period of 6 months from August 1, 2004 to January 31, 2005. Subsequently, such lending banks have extended reduction period of interest rates of long-term loans to fixed rate at 4.31% per annum for the period of 55 days from February 1, 2005 to March 31, 2005.

   1.2 Short-term loan for trade financing with maximum credit of Baht 17,000 million with the existing lenders and other financial institutions. On October 5, 2005, the existing lenders and the new lenders have increased credit limit for trade finance to Baht 27,550 million (see Note 9).

2. On December 29, 2003, the Company and the existing lenders have entered into the credit facility agreement for additional long-term loans of Baht 2,000 million with 3.5-year maturity and fixed interest rate at 3.75% per annum. The interest is payable semi-annually and principal repayment is payable in an equal amount semi-annually starting from June 2005.

3. On September 11, 2003, the Company entered into a long-term loan agreement with a financial institution amounting to Baht 1,000 million with 10-year maturity, fixed interest rate at 4% per annum from the agreement date to September 30, 2008 and at an average MLR less 0.5% per annum from October 1, 2008 onwards. The interest is payable quarterly and principal repayment will be increased proportionately and payable semi-annually starting from September 30, 2005.

Such loans per items 1 and 2 above are secured by the mortgage of land, buildings, machinery and the assignment of insurance proceeds to the lenders including the pledge of raw materials and finished products owned by the Company (see Notes 5 and 6.1).

In addition, all three loan agreements contain certain covenants regarding the operations, financial ratios and financial position, maintenance of shareholders' equity in Prachuap Port Company Limited at not less than 51% of issued and paid up share capital of such subsidiary and prohibition of dividend payments higher than 60% of net income in each fiscal year and including the covenant on forbidding the Company to pledge its investment in ordinary shares or create any obligation thereon. The Company thus has to comply with certain conditions contained in such loan agreements.

4. Prachuap Port Company Limited, a subsidiary, entered into the debt restructuring agreement with its lending bank on March 30, 1999 and an amendment agreement on June 30, 1999. Modification of the terms of debt included:

   4.1 Extension of all long-term and short-term principal loan amounts and reduction of interest thereof to a long-term loan in the amount of Baht 832.5 million with 9-year maturity, 3-year grace period of principal repayment with principal repayment monthly in the fourth year from April 2002 and principal repayment every 6 months starting from the fifth year on June 30, 2003 with interest payable monthly at interest rate below MLR of such bank during the first 7 years and thereafter at MLR of such bank.

   4.2 Modification of terms of payment of Baht 199 million accrued interest into Baht 86 million long-term loan with maturity of 3 years and 1 month, 2-year grace period for principal repayment, no interest charge during the whole life of loan and monthly principal repayment starting from the third year on April 30, 2001. The remaining Baht 113 million was considered as debt forgiveness, provided that such subsidiary complies with the terms of debt restructuring agreement and makes payments in full for the two portions of long-term loan. Such loan was guaranteed by certain directors and the mortgage of land as collateral (see Note 6.1).

   Subsequently, such subsidiary received the letter from the bank to forgive the debt of Baht 113 million, which was effective on October 1, 2003, therefore the subsidiary recognized such amount as gain from debt forgiven in the statement of income for the year ended December 31, 2003.

5. On September 5, 2003, such subsidiary entered into another long-term loan agreement with a commercial bank totaling Baht 650 million with 6 year maturity, and bearing interest rate at 3 month fixed deposit rate of the bank plus 3%, 3.5%, 4% per annum for the first two years, the third year, and the fourth year onward, respectively. Interest is payable monthly and the grace period for principal is one and a half years, which was ended in February 2005. The first installment payment will be due on the last working day of March 2005 and the following installment payment will be payable at the end of each month. Such long-term loan is secured by the mortgage of land and building and expanding berth construction (see Note 6.1).

   On June 7, 2005, such subsidiary entered into an amendment of the above long-term loan agreement to change the grace period for the principal from one and a half years and the first installment payment which would be made on the last working day of March 2005 to be one year and ten months and the first installment will be on the last working day of July 2005.

   Subsequently, on August 26, 2005, such subsidiary entered into another amendment of the above long-term loan agreement to change the grace period for principal from one and a half years and the first installment payment which would be made on the last working day of March 2005 to be two year and four months and the first installment will be made on the last working day of January 2006.

   As at September 30, 2005 and December 31, 2004, such subsidiary has already made a withdrawal of Baht 507 million and Baht 347 million, respectively.

   The above loan agreement contains certain covenants regarding the operations, financial ratios and financial position. The subsidiary thus has to comply with certain conditions contained in above loan agreement.

6. On March 21, 2005, West Coast Engineering Co., Ltd., a subsidiary, entered into the long-term loan agreement with a commercial bank totaling Baht 45 million with 3-year maturity, and bearing interest rates at an MLR average less 1% per annum for the first year, and at an MLR average less 0.5% per annum for the second year onward. The principal repayment will be made in two installments annually with the first installment of Baht 20 million and the second installment of Baht 25 million. The first installment will be due on the last working day of the second year after the date the first drawdown is made. The interest is payable monthly. Such long-term loan is secured by the mortgage of the subsidiary's land and construction and is guaranteed by the Company. As at September 30, 2005, such subsidiary has already made a withdrawal of Baht 45 million. (see Notes 6.1 and 20.6)

11. DEBENTURES

Debentures consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited" September 30, 2005 Baht'000	December 31, 2004 Baht'000	"Unaudited" September 30, 2005 Baht'000	December 31, 2004 Baht'000
Debentures	2,530,000	3,250,000	2,530,000	3,250,000
Less Current portion	(720,000)	(720,000)	(720,000)	(720,000)
	1,810,000	2,530,000	1,810,000	2,530,000

On September 17, 2003, the Company had proceeds from sales of debentures to institutional investors totaling Baht 4,000 million with detail as follows:

1. Secured amortizing debentures No. 1 series 1 of 1,800,000 units with total value of Baht 1,800 million with 3.5 years maturity, which principal will be equally redeemed semi-annually starting from March 17, 2005 and will be due in 2007. The interest rate is fixed at 3.5% per annum and payable semi-annually.

   Secured amortizing debentures No. 1 series 2 of 1,450,000 units with total value of Baht 1,450 million with 4.5 years maturity, which principal will be equally redeemed semi-annually starting from September 17, 2007 and will be due in 2008. The interest rate is floated at the average of 6 month fixed deposit rates of 4 commercial banks plus 2.75% per annum and payable semi-annually.

2. Secured debentures No. 2 of 750,000 units with total value of Baht 750 million with 5 years maturity after issuing date of debentures, which will be due in 2008. The interest rate is floated at the average of 6-month fixed deposit rates of 4 commercial banks plus 3% per annum and payable semi-annually.

   Subsequently on April 23, 2004, the Company redeemed certain portion of such secured debentures of 600,000 units with total face value of Baht 600 million in the amount of Baht 595 million and on August 23, 2004, the Company redeemed the remaining portion of such secured debentures of 150,000 units with total face value of Baht 150 million in the amount of Baht 149 million. Therefore, secured debentures No. 2 has no outstanding balance as at September 30, 2005 and December 31, 2004.

The debentures are secured by the mortgage of land, buildings, and machinery (see Note 6.1). The proceeds from these debentures were used to repay a portion of long-term loans under restructuring debt agreement and/or investing in the expansion project.

12. LEGAL RESERVE

Under the Public Companies Act B.E. 2535, the Company is required to set aside as a legal reserve at least 5 percent of its net income after accumulated deficit brought forward (if any) until the reserve is not less than 10 percent of the authorized capital. Such reserve is not available for dividend distribution.

13. DIVIDEND PAYMENT

On April 5, 2005, the Ordinary Shareholders' Meeting No.16 approved dividend payment for the period from July to December 2004, to be paid to shareholders at Baht 0.05 per share totalling Baht 655,064,000. The Company paid such dividend on May 4, 2005.

14. COST OF THE SALES OF GOODS

For the nine-month period ended September 30, 2005, cost of the sales of goods included expenses of Baht 92.69 million which incurred during plant shutdown for expansion of production capacity and included provision for diminution in value of finished goods and raw materials totalling Baht 924.2 million.

15. BASIC EARNINGS PER SHARE

On November 18, 2004, the Extraordinary Shareholders' Meeting No.1/2547 approved the change in par value of ordinary share from Baht 10 each to Baht 1 each, resulting in the increase in the number of ordinary shares from 1,310,150,000 shares to 13,101,500,000 shares. The Company registered the change of par value of the ordinary shares with the Department of Business Development on November 23, 2004.

Basic earnings per share for the quarter and nine-month period ended September 30, 2004 were calculated based on the par value at Baht 1 each for comparison with the calculation used for the quarter and nine-month period ended September 30, 2005.

The basic earnings per share for the quarters ended September 30, 2005 and 2004 are calculated as follows:

		CONSOLIDATED AND THE COMPANY ONLY "Unaudited"	
		2005	**2004**
Net income (loss)	**Baht'000**	(657,013)	1,143,195
Weighted average number of ordinary shares (formerly reported)	**Shares ('000)**	-	1,310,128
Weighted average number of ordinary shares (restated for 2004)	**Shares ('000)**	13,101,280	13,101,280
Basic earnings per share (formerly reported)	**Baht**	-	0.87
Basic earnings per share (restated for 2004)	**Baht**	(0.05)	0.09

The basic earnings per share for the nine-month periods ended September 30, 2005 and 2004 are calculated as follows:

		CONSOLIDATED AND THE COMPANY ONLY "Unaudited"	
		2005	2004
Net income	Baht'000	892,807	4,137,529
Weighted average number of ordinary shares (formerly reported)	Shares ('000)	-	1,310,128
Weighted average number of ordinary shares (restated for 2004)	Shares ('000)	13,101,280	13,101,280
Basic earnings per share (formerly reported)	Baht	-	3.16
Basic earnings per share restated for 2004	Baht	0.07	0.32

16. FOREIGN EXCHANGE RISK MANAGEMENT

As at September 30, 2005 and December 31, 2004, assets and liabilities in foreign currencies consist of the following:

		CONSOLIDATED AND THE COMPANY ONLY	
		"Unaudited" September 30, 2005	December 31, 2004
Assets	- US Dollar	6,789,923	29,267,425
Liabilities	- US Dollar	104,021,969	68,588,553
	- Italian Lira	51,770,995	51,770,995
	- Yen	150,600	5,209,600
	- Euro	1,969,252	13,315,032
	- Pound Sterling	2,135	4,038
	- Singapore Dollar	30,334	-

As at September 30, 2005, the Company entered into hedging contracts to cover existing and committed assets of USD 65.7 million which are due for receipt in 2005 and entered into hedging contracts for existing and committed liabilities of USD 5.4 million and EUR 1.7 million which are due for payment in 2005.

As at December 31, 2004, the Company did not enter into any hedging contracts to cover assets which are due for receipt in 2005 but entered into hedging contracts for existing and committed liabilities of USD 27.9 million and EUR 17.9 million which are due for payment in 2005.

17. TRANSACTIONS WITH RELATED PARTIES

The Company and subsidiaries have transactions with related parties. These parties are investee companies having mutual directors or companies which directors are major shareholders and/or have common directors. The financial statements reflect the effects of these transactions which are in the ordinary course of business with detail as follows:

	Types of business	Relationship
Subsidiary companies		
West Coast Engineering Co., Ltd.	Maintenance service	Subsidiary company
Prachuap Port Co., Ltd	Deep-sea port service	Subsidiary company

Related parties	Types of business	Relationship
Thai Coated Steel Sheet Co., Ltd.	Producer of electro-galvanized coils	Shareholder and the common directorship is shared by SSI's director (s)
Thai Cold Rolled Steel Sheet Pcl.	Producer of cold rolled coils	Shareholder and the common directorship is shared by SSI's director (s)
Sahaviriya Panich Co., Ltd.	Sell of metal products	The common directorship is shared by SSI's director (s)
Sahaviriya Steel Service Co., Ltd.	Cutting and forming process	The aggregated shareholding by SSI's director (s)
Sahaviriya Steel Center Co., Ltd.	Cutting and forming process	The indirect aggregated shareholding by SSI's director (s)
Bangsaphan Transport Co., Ltd.	Transport services	The common directorship is shared by SSI's director (s) and the indirect aggregated shareholding by SSI's director (s)
Bangsaphan Barmill Pcl.	Producer of round steel bars and deformed steel bars	The common directorship is shared by SSI's director (s) and the indirect aggregated shareholding by SSI's director (s)
B.S. Metal Co., Ltd.	Selling and buying metal products	The common directorship is shared by SSI's director (s) and the direct and indirect aggregated shareholding by SSI's director (s)
Sahaviriya Plate Mill Co., Ltd.	Producer of hot rolled coil plate	The common directorship is shared by SSI's director (s)
Prapawit Co., Ltd.	Lease space of office building	The common directorship is shared by SSI's director (s)
Western Housing Co., Ltd.	Rental room services	The common directorship is shared by SSI's director (s)
Inter Maritime Co., Ltd.	Marine transport	The common directorship is shared by director (s) of SSI's subsidiary and the aggregated shareholding by family members of director (s) of SSI's subsidiary
Four Star Marine Co., Ltd.	Marine transport	The common directorship is shared by director (s) of SSI's subsidiary and the aggregated shareholding by family members of director (s) of SSI's subsidiary
Sahaviriya Steel Group Co., Ltd.	Internet and hotline services	The common directorship is shared by SSI's director (s)
Central Maritime Co., Ltd.	Marine transport	The common directorship is shared by director (s) of SSI's subsidiary
C.A.R. Services Co., Ltd.	Transport services	The aggregated shareholding by family members of director (s)
Sahaviriya Panich International Co., Ltd.	Sell of metal products	The common directorship is shared by SSI's director (s)
Bangpakong Metal Co., Ltd.	Sell of metal products	The common directorship is shared by SSI's director (s) and the aggregated shareholding by SSI's director (s) and family members of director (s)

.../13

17.1 Investments in subsidiary, associated, and related parties

	Types of business	Issued and paid up capital Baht'000	% of Shareholding	"Unaudited" September 30, 2005 Cost Baht'000	Equity Baht'000	Consolidated Baht'000	Dividend Amount Baht'000
Subsidiary companies							
West Coast Engineering Company Limited	Maintenance services	75,000	99.99	75,000	115,100	-	-
Prachuap Port Company Limited	Deep - sea port services	400,000	51.00	204,000	844,002	-	-
				279,000	959,102	-	-
Related companies							
Thai Coated Steel Sheet Company Limited	Producer of electro - galvanized coils	2,206900	3.70	293,999	-	293,999	-
Thai Cold Rolled Steel Sheet Public Company Limited	Producer of cold rolled coils	10,703,000	8.77	938,125	-	938,125	-
				1,232,124	-	1,232,124	-
Less Allowance for impairment				(670,503)	-	(670,503)	-
				561,621	-	561,621	-

	Types of business	Issued and paid up capital Baht'000	% of Shareholding	December 31, 2004 Cost Baht'000	Equity Baht'000	Consolidated Baht'000	Dividend Amount Baht'000
Subsidiary companies							
West Coast Engineering Company Limited	Maintenance services	75,000	99.99	75,000	102,914	-	-
Prachuap Port Company Limited	Deep - sea port services	400,000	51.00	204,000	773,226	-	-
				279,000	876,140	-	-
Related companies							
Thai Coated Steel Sheet Company Limited	Producer of electro - galvanized coils	2,206,900	3.70	293,999	-	293,999	-
Thai Cold Rolled Steel Sheet Public Company Limited	Producer of cold rolled coils	10,703,000	8.77	938,125	-	938,125	-
				1,232,124	-	1,232,124	-
Less Allowance for impairment				(670,503)	-	(670,503)	-
				561,621	-	561,621	-

17.2 Loans and advances between the Company and subsidiary, associated, and related parties

	Balance as at December 31, 2004 Baht'000	Additions Baht'000	Repayments/ Settlements Baht'000	"Unaudited" Balance as at September 30, 2005 Baht'000
CONSOLIDATED				
Short-term loan				
Related parties	5,000	2,000	7,000	-
Advances				
Related parties	106	8,873	4,626	4,353
Total	5,106	10,873	11,626	4,353
THE COMPANY ONLY				
Short-term loan				
Related parties	5,000	2,000	7,000	-
Advances				
Subsidiary company	32	1,514	1,416	130
Related parties	106	8,873	4,626	4,353
Total	138	10,387	6,042	4,483
	5,138	12,387	13,042	4,483

17.3 Other transactions

Balances with related parties in the balance sheets are mainly as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited" September 30, 2005 Baht'000	December 31, 2004 Baht'000	"Unaudited" September 30, 2005 Baht'000	December 31, 2004 Baht'000
Accounts and notes receivable - net				
Related parties				
Thai Cold Rolled Steel Sheet Pcl.	40,176	349,368	30,147	324,122
B.S. Metal Co., Ltd.	1,792,514	313,358	1,792,455	313,358
Sahaviriya Panich International Co., Ltd.	550,419	331,436	550,419	331,436
Bangpakong Metal Co., Ltd.	-	441,340	-	441,340
Other related parties	566	9,966	-	-
	2,383,675	1,445,468	2,373,021	1,410,256
Advance payment				
Subsidiary company				
West Coast Engineering Co., Ltd.	-	-	-	1,192

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited" September 30, 2005 Baht'000	December 31, 2004 Baht'000	"Unaudited" September 30, 2005 Baht'000	December 31, 2004 Baht'000
Other receivables				
Subsidiary company				
West Coast Engineering Co., Ltd.	-	-	481	424
Related party				
Other related parties	130	157	-	-
	130	157	481	424
Other current assets - others				
Subsidiary company				
West Coast Engineering Co., Ltd.	-	-	379	335
Related parties				
Thai Coated Steel Sheet Co., Ltd.	5,757	10,436	5,757	10,436
Bangsaphan Barmill Pcl.	4,702	7,012	4,702	7,012
Other related parties	1,484	1,662	843	941
	11,943	19,110	11,302	18,389
	11,943	19,110	11,681	18,724
Other assets				
Related party				
Prapawit Co., Ltd.	4,943	4,840	3,591	3,591
Trade accounts payable				
Subsidiary companies				
West Coast Engineering Co., Ltd.	-	-	45,649	25,573
Prachuap Port Co., Ltd.	-	-	63,450	1,949
	-	-	109,099	27,522
Related parties				
Bangsaphan Transport Co., Ltd.	36,721	15,766	36,649	15,766
Four Star Marine Co., Ltd.	-	4,252	-	4,252
Other related parties	2,292	1,025	2,195	1,025
	39,013	21,043	38,844	21,043
	39,013	21,043	147,943	48,565
Other accounts payable				
Subsidiary company				
West Coast Engineering Co., Ltd.	-	-	11,583	4,456
Related party				
Other related parties	-	353	-	294
	-	353	11,583	4,750
Accrued expenses				
Subsidiary companies				
West Coast Engineering Co., Ltd.		-	9,669	14,023
Prachuap Port Co., Ltd.		-	4,056	49,640
		-	13,725	63,663
Related party				
Bangsaphan Transport Co., Ltd.	33,008	31,658	33,008	31,629
Four Star Marine Co., Ltd.	2,446	1,313	2,446	1,313
Prapawit Co., Ltd.	2,924	128	2,924	128
Other related parties	2,022	250	2,022	250
	40,400	33,349	40,400	33,320
	40,400	33,349	54,125	96,983

.../16

Transactions with related parties in the statements of income are mainly as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"			
	For the quarters ended September 30,			
	2005	2004	2005	2004
	Baht'000	Baht'000	Baht'000	Baht'000
Sales				
Related parties				
Thai Cold Rolled Steel Sheet Pcl.	1,138,406	1,494,671	1,138,406	1,494,690
B.S. Metal Co., Ltd.	1,676,511	331,629	1,676,460	331,595
Sahaviriya Panich International Co., Ltd.	1,073,015	1,443,537	1,073,015	1,443,537
Bangpakong Metal Co., Ltd.	-	335,863	-	335,863
Other related parties	1	102	-	-
	3,887,933	3,605,802	3,887,881	3,605,685
Service income				
Related parties				
Thai Cold Rolled Steel Sheet Pcl.	16,319	19,188	-	-
Bangsaphan Barmill Pcl.	7,375	1,435	-	-
Bangsaphan Transport Co., Ltd.	392	1,243	-	-
Other related parties	790	981	-	-
	24,876	22,847	-	-
Other income				
Subsidiary company				
West Coast Engineering Co., Ltd.	-	-	251	120
Related party				
Other related parties	1,404	134	1,374	87
	1,404	134	1,625	207
Purchases of goods and services				
Subsidiary companies				
West Coast Engineering Co., Ltd.	-	-	62,783	53,380
Prachuap Port Co., Ltd.	-	-	58,539	33,033
	-	-	121,322	86,413
Related parties				
Bangsaphan Transport Co., Ltd.	43,612	16,299	43,547	16,250
Four Star Marine Co., Ltd.	29,912	10,944	29,912	10,944
Other related parties	2,685	770	2,685	770
	76,209	28,013	76,144	27,964
	76,209	28,013	197,466	114,377

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"			
	For the quarters ended September 30,			
	2005	2004	2005	2004
	Baht'000	Baht'000	Baht'000	Baht'000
Selling and administrative expenses				
Subsidiary company				
Prachuap Port Co., Ltd.	-	-	4,118	7,224
Related parties				
Bangsaphan Transport Co., Ltd.	56,369	55,374	56,146	55,168
Prapawit Co., Ltd.	3,238	3,076	2,406	2,320
Four Star Marine Co., Ltd.	3,730	3,600	3,730	3,600
Sahaviriya Panich International Co., Ltd.	7,436	-	7,436	-
Other related parties	1,106	3,010	1,003	2,991
	71,879	65,060	70,721	64,079
	71,879	65,060	74,839	71,303

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"			
	For the nine-month periods ended September 30,			
	2005	2004	2005	2004
	Baht'000	Baht'000	Baht'000	Baht'000
Sales				
Related parties				
Thai Cold Rolled Steel Sheet Pcl.	3,513,706	4,689,369	3,513,699	4,689,369
B.S. Metal Co., Ltd.	3,458,815	1,447,716	3,458,574	1,447,562
Sahaviriya Panich International Co., Ltd.	3,225,223	2,601,890	3,225,223	2,601,890
Bangpakong Metal Co., Ltd.	545,921	1,850,032	545,921	1,850,032
Sahaviriya Steel Center Co., Ltd.	-	409,073	-	409,073
Sahaviriya Steel Service Co., Ltd.	-	464,247	-	464,247
Sahaviriya Panich Co., Ltd.	-	368,142	-	368,142
Other related parties	43	362	-	-
	10,743,708	11,830,831	10,743,417	11,830,315
Service income				
Related parties				
Thai Cold Rolled Steel Sheet Pcl.	58,610	57,366	-	-
Bangsaphan Barmill Pcl.	26,467	16,698	-	-
Bangsaphan Transport Co., Ltd.	2,445	8,432	-	-
Other related parties	2,239	4,048	-	-
	89,761	86,544	-	-
Other income				
Subsidiary company				
West Coast Engineering Co., Ltd.	-	-	591	359
Related party				
Other related parties	1,581	1,408	1,465	1,220
	1,581	1,408	2,056	1,579

.../18

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"			
	For the nine-month periods ended September 30,			
	2005	2004	2005	2004
	Baht'000	Baht'000	Baht'000	Baht'000
Purchases of goods and services				
Subsidiary companies				
West Coast Engineering Co., Ltd.	-	-	177,031	170,320
Prachuap Port Co., Ltd.	-	-	186,427	94,202
	-	-	363,458	264,522
Related parties				
Sahaviriya Plate Mill Co., Ltd.	-	656,271	-	656,271
Bangsaphan Transport Co., Ltd.	105,048	48,747	104,936	48,627
Four Star Marine Co., Ltd.	73,183	31,150	73,183	31,150
Other related parties	5,994	4,063	5,994	4,063
	184,225	740,231	184,113	740,111
	184,225	740,231	547,571	1,004,633
Selling and administrative expenses				
Subsidiary company				
Prachuap Port Co., Ltd.	-	-	12,186	19,227
Related parties				
Bangsaphan Transport Co., Ltd.	168,692	150,616	167,432	150,111
Prapawit Co., Ltd.	10,552	9,164	8,138	6,904
Four Star Marine Co., Ltd.	8,302	5,704	8,302	5,704
Sahaviriya Panich International Co., Ltd.	21,492	2,347	21,492	2,347
Other related parties	2,224	5,012	2,096	4,881
	211,262	172,843	207,460	169,947
	211,262	172,843	219,646	189,174

The Company has policies to sell the products to shareholders' group and related parties at the same price sold to the third party which is subject to purchased volumes and related marketing factors.

Other income, which is fine charged for delayed payments, is fixed by the management at the funding cost. Other income from sale of scrap material is realized based on scrap weight and at the price determined by the Company.

Transportation expenses which are recorded as production cost are payable at the rates agreed in the transportation agreement based on cargo weight and distance.

Selling and administrative expenses which are domestic freights are payable at the rates as agreed in the transportation agreement based on cargo weight and distance. Rent of the office and warehouse are as agreed under the lease agreement. Service charge for employees' accommodation is fixed on a year by year basis as agreed with the owner.

Prachuap Port Company Limited charges for port services rendered to the Company, related parties and third parties at the rates as determined by the Ministry of Transportation and subject to service volumes and related marketing factors.

West Coast Engineering Company Limited charges the fees for maintenance related services rendered to the Company at the rates as agreed in the long-term maintenance service agreement of which the terms can be modified according to business circumstances and to related parties and third parties at terms and conditions normally applicable to transactions of the same nature.

.../19

18. ADDITIONAL DISCLOSURE FOR QUALITY OF ASSETS

As at September 30, 2005, the Company and a subsidiary have customers who defaulted on payments. The following summarizes such accounts receivable aging:

	"Unaudited'			
	CONSOLIDATED		THE COMPANY ONLY	
	Number of Accounts	Amount Baht'000	Number of accounts	Amount Baht'000
Over 12 months	4	283,809	4	283,809
Total		283,809		283,809
Allowance for doubtful accounts recorded		283,809		283,809

As at December 31, 2004, the Company and a subsidiary have customers who defaulted on payments. The following summarizes such accounts receivable aging:

	CONSOLIDATED		THE COMPANY ONLY	
	Number of Accounts	Amount Baht'000	Number of accounts	Amount Baht'000
Over 12 months	5	393,888	5	393,888
Total		393,888		393,888
Allowance for doubtful accounts recorded		393,888		393,888

As at September 30, 2005 and December 31, 2004, the Company and subsidiaries have no customers whose balances outstanding more than 3 months to 12 months.

19. BUSINESS SEGMENT INFORMATION

Business segment information for the Company and subsidiaries is as follows:

	Types of business	Revenues and other income		Net income (loss)		Assets employed	
		For the quarters ended September 30,				September 30,	December 31,
		2005	2004	2005	2004	2005	2004
		Baht'000	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Sahaviriya Steel Industries Public Company Limited	Manufacturer of hot rolled coils	9,868,216	9,735,846	(657,013)	1,143,195	54,544,277	35,022,186
West Coast Engineering Company Limited	Maintenance Services	88,818	86,590	7,949	7,159	265,948	175,786
Prachuap Port Company Limited	Deep-sea port services	123,642	86,337	82,087	51,769	2,596,327	2,356,285
		10,080,676	9,908,773	(566,977)	1,202,123	57,406,552	37,554,257
Less Inter-company transactions		(174,585)	(153,520)	(62,928)	(31,480)	(1,253,190)	(1,028,527)
		9,906,091	9,755,253	(629,905)	1,170,643		
Less Minority interest in net income				(27,108)	(27,448)		
Net income (loss)				(657,013)	1,143,195		
Total assets						56,153,362	36,525,730

.../20

	Types of business	Revenues and other income		Net income		Assets employed	
		For the nine-month periods ended September 30,				September 30,	December 31,
		2005	2004	2005	2004	2005	2004
		Baht'000	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Sahaviriya Steel Industries Public Company Limited	Manufacturer of hot rolled coils	29,179,283	26,444,309	892,807	4,137,529	54,544,277	35,022,186
West Coast Engineering Company Limited	Maintenance Services	289,425	246,952	38,935	15,429	265,948	175,786
Prachuap Port Company Limited	Deep-sea port services	389,787	269,082	220,511	157,030	2,596,327	2,356,285
		29,858,495	26,960,343	1,152,253	4,309,988	57,406,552	37,554,257
Less Inter-company transactions		(529,810)	(440,813)	(185,323)	(87,679)	(1,253,190)	(1,028,527)
		29,328,685	26,519,530	966,930	4,222,309		
Less Minority interest in net income				(74,123)	(84,780)		
Net income				892,807	4,137,529		
Total assets						56,153,362	36,525,730

20. COMMITMENTS, LETTERS OF GUARANTEE AND CONTINGENCIES

20.1 The Company has capital commitments regarding the agreements for construction of plant, purchases of machinery and equipment including Pickling and Oiling Plant Project, Capacity Expansion Project and other commitments amounting to approximately Baht 235.79 million, USD 6.93 million and EUR 3.94 million as at September 30, 2005 and Baht 412.74 million, USD 24.61 million, EUR 5.13 million and POUND 0.06 million as at December 31, 2004.

The Company has commitments to banks regarding the outstanding letters of credit amounting to approximately USD 0.37 million and EUR 1.69 million as at September 30, 2005 and USD 88.16 million and EUR 10.30 million as at December 31, 2004.

The two subsidiaries have capital commitments regarding capital expenditure and construction contracts and other commitments amounting to approximately Baht 75.98 million and Baht 288.03 million as at September 30, 2005 and December 31, 2004, respectively.

20.2 The Company and subsidiaries have letters of guarantee issued by banks on their behalf amounting to approximately Baht 377.02 million and Baht 353.59 million as at September 30, 2005 and December 31, 2004, respectively which are in the normal course of business.

20.3 On April 9, 2003, Pongprasasana Sub-district Office filed a lawsuit against the Company to claim for fee of usage of water from Bangsaphan Dam with the claim of approximately Baht 19 million. On May 30, 2003, the Company defended to the court that the Pongprasasana Sub-district Office has no legal power to administer the collection of water usage fee and has no right to file the lawsuit to the court. Subsequently on September 14, 2005, both parties entered into a compromise agreement and Porngprasasana Sub-distract Office agreed to cancel any claim for fee of usage of water from the Company.

.../21

20.4 Previously, the Company was sued by the Forestry Department in a civil case regarding the project of constructing road to the berth in the amount of approximately Baht 4.9 million. Subsequently, on September 1, 2005, the Prachuapkirikan Provincial Court gave a decision for the Company to pay claims of Baht 2 million plus 7.5% interest since the date the Company was sued by the Forestry Department. The Company is currently in the process for appeal.

20.5 On March 23, 2004 and March 30, 2004, the Company was the co-defendant in two civil cases involving the total claims of Baht 126 million as a result of incorrect issuing of bills of lading by forwarding agents. The cases are pending in the Central Intellectual Property and International Trade Court.

20.6 As at September 30, 2005, a subsidiary has credit lines from bank for overdrafts and other credit facilities totaling Baht 5 million and has long-term loan agreement of Baht 45 million which are guaranteed by the Company. (see Notes 9 and 10)

21. RECLASSIFICATIONS

The financial statements for the year ended December 31, 2004 have been reclassified to conform to the classifications presented in the financial statements for the nine-month period ended September 30, 2005. Such reclassifications are as follows:

- Deposit at bank used as collateral totalling Baht 16.2 million which was previously presented as part of other current assets in the financial statements for 2004, is reclassified to be presented as part of non-current assets.

22. EVENT SUBSEQUENT TO THE BALANCE SHEET DATE

On October 21, 2005, the Company entered into a finance lease agreement for machinery in the amount of Baht 355 million which was approved by the existing lenders and the Board of Investment.

23. APPROVAL OF THE INTERIM FINANCIAL STATEMENTS

These interim financial statements have been approved for issue by the Board of Executive Directors of the Company on October 28, 2005.